SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                  ENEL S.p.A.
                           ------------------------
                               (Name of Issuer)


             Ordinary Shares, nominal value (euro) 1.00 Per Share
           --------------------------------------------------------
                        (Title of Class of Securities)


                                   29265W108
                            ----------------------
                                (CUSIP Number)


                               October 31, 1999
              (Date of Event Which Requires Filing of Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_| Rule 13d-1(b)
                  |_| Rule 13d-1(c)
                  |X| Rule 13d-1(d)


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1.       NAME OF REPORTING PERSON:
         The Republic of Italy, Ministry of Economy and Finance

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   |_|
                                                                     (b)   |X|

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         The Republic of Italy

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                           5.   SOLE VOTING POWER
                                3,697,164,124(1) - 60.98%
       NUMBER OF
         SHARES            6.   SHARED VOTING POWER
      BENEFICIALLY              - 0 -
        OWNED BY
          EACH             7.   SOLE DISPOSITIVE POWER
       REPORTING                3,697,164,124(1) - 60.98%
         PERSON
          WITH             8.   SHARED DISPOSITIVE POWER
                                - 0 -
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,697,164,124 (1)

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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           |_|

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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        60.98%(1)

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12.     TYPE OF REPORTING PERSON
        OO


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(1) Prior to its initial public offering in November 1999, ENEL was wholly owned by the Republic of Italy. Following the initial public offering, the Republic held 8,194,328,250 ordinary shares, nominal value Lit. 1,000 per share (after deducting 83,020,129 shares transferred to Italian investors who retained shares purchased in the initial public offering for 12 months). On July 9, 2001, ENEL effected a one-for-two reverse share split and related nominal value adjustment in connection with Italy's adoption of the Euro. As a result, the Republic held 4,097,164,124 ordinary shares, nominal value (euro)
1.00 per share. On November 4, 2003, the Republic sold to Morgan Stanley & Co. International Limited 400,000,000 ordinary shares of ENEL.

Item 1(a).       Name of Issuer:

         ENEL S.p.A. ("ENEL")

Item 1(b).       Address of Issuer's Principal Executive Offices:

         Viale Regina Margherita, 137
         00198 Rome, Italy

Item 2(a).       Name of Person Filing:

         The Republic of Italy, Ministry of Economy and Finance

Item 2(b).       Address of Principal Business Office, or if None, Residence:

         Via XX Settembre, 97
         00187 Rome, Italy

Item 2(c).       Citizenship:

         The Republic of Italy

Item 2(d).       Title of Class of Securities:

         Ordinary Shares, nominal value(euro)1.00 per share (the "Ordinary Shares")

Item 2(e).       CUSIP Number:

         29265W108

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

         Not applicable.

Item 4.          Ownership.

     (a) Amount beneficially owned:

         3,697,164,124 Ordinary Shares

     (b) Percent of class:

         60.98%

     (c) Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: 3,697,164,124
        (ii) Shared power to vote or to direct the vote: - 0 -
       (iii) Sole power to dispose or to direct the disposition of:
             3,697,164,124
        (iv) Shared power to dispose or to direct the disposition of: - 0 -

Item 5.          Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

On December 12, 2003, the Republic transferred 627,528,282 ordinary shares representing 10.35% of ENEL to Cassa Depositi e Prestiti S.p.A. ("CDP"), a corporation wholly owned by the Republic with historical responsibility for promoting local development and managing postal savings instruments. Pursuant to the Decree of the Italian Ministry of Economy and Finance, dated December 5, 2003, relating to this transfer, dividends out of profits realized in the accounting year 2003 on the ENEL shares transferred to CDP will be paid to the Republic of Italy.

The number of ENEL shares reflected in this statement of beneficial ownership include all those transferred to CDP on December 12, 2003. The filing of this statement, however, is not to be construed as an admission that the Republic is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 627,528,282 ordinary shares of ENEL transferred by the Republic to CDP. Also in December 2003, the Republic sold a 30% minority stake in CDP to 65 Italian banking foundations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.          Identification and Classification of Members of the Group.

         Not applicable.

Item 9.          Notice of Dissolution of Group.

         Not applicable.

Item 10.         Certification.

         Not applicable.


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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   The Republic of Italy
                                   Ministry of Economy and Finance
February 12, 2004

                                     /s/ Dario Scannapieco
                                    -------------------------------------------
                                   Name:   Dott. Dario Scannapieco
                                   Title:  Director General, Treasury Department